Ever-Glory International Group, Inc.

Ever-Glory Commercial Center
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

VIA EDGAR

May 7, 2013

Mr. Blaise A. Rhodes –Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ever-Glory International Group, Inc. Item 4.02 Form 8-K Filed April 18, 2013 File No. 001-34124

Dear Mr. Blaise:

Ever-Glory International Group, Inc. (the “Company”, “we”, “our” or “us”) is electronically transmitting hereunder our responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 23, 2013, regarding the Company’s Form 8-K (the “Form 8-K”) filed on April 18, 2013. A marked version of the proposed Amendment No. 1 (“Amendment No. 1”) to the Form 8-K is enclosed herewith reflecting all changes from the Form 8-K.  We have stated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Item 4.02 Form 8-K

1.
Please revise your disclosure to expand the facts underlying your conclusion to restate your financial statements (i.e. why was the accounting treatment incorrect). In addition, clearly state in your narrative if you were initially advised by, or received notice from your independent accountant in regard to the misclassification.

In response to the Staff’s comments, we have included expanded disclosures underlying the incorrect accounting treatment in Amendment No. 1.

In 2012, we provided Jiangsu Ever-Glory a counter-guarantee in the form of cash of not less than 70% of the maximum aggregate lines of credit obtained by us. At the end of April 2013, the Company and Jiangsu Ever-Glory orally agreed to reduce the counter-guarantee amount to be 50% of the aggregate amount of lines of credit by the end of the second quarter of 2013.

In connection with the 2012 year end audit, we were initially advised by GHP Horwath, P.C (“GHP”), our independent accountant of the misclassification.

2.
Please revise to clarify which balance sheet line items will be impacted by the reclassification. We note that the September 30, 2012 change in current assets will be $25.6 million, yet the balance in amounts due from related party at that date is $22.3 million.

In response to the Staff’s comments, we have revised the disclosure to clarify the line items impacted by the misclassification.

Following is a summary of balances as of September 30, 2012:

Amounts due from related party
Name of the related party	Type of transaction	September 30, 2012
Jiangsu Ever-glory	Accounts receivable	$1,132,287
Jiangsu Ever-glory	Accounts payable	(1,289,859)
Jiangsu Ever-glory	Interest income	918,505
Jiangsu Ever-glory	Counter guarantee deposit	$21,490,190
Total amounts due from related party		$22,251,123

During the nine months ended September 30, 2012, approximately US$21.49 million was provided to Jiangsu Ever-Glory under the counter-guarantee, and we recorded US$0.92 million of interest income from Jiangsu Ever-Glory.  The September 30, 2012 change in current assets will be $22.3 million as the net amount of accounts receivable from and accounts payable to Jiangsu Ever-Glory was not material. The March 31, 2012 and June 30, 2012 change in current assets will be $4.3 million and $12.4 million, respectively, after adjustmenting for accounts receivable from and accounts payable to Jiangsu Ever-Glory.

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The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Edward Yihua Kang
Edward Yihua Kang
Chairman and Chief Executive Officer
Ever-Glory International Group, Inc.